August 29, 2005


Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attention:  Linda Cvrkel

               RE:      Metaldyne Corporation (the "Company")
                        Form 10-K for the fiscal year ended January 2, 2005 File No. 001-12068

Ladies and Gentlemen:

     In response to your letter to Metaldyne Corporation (the "Company") dated July 28, 2005 relating to the above referenced filing the Company files this letter via EDGAR. Five copies of this letter will be delivered by hand to Jean Yu for the Staff's convenience. Set forth below are the Staff's comments contained in your letter and immediately below each comment is the Company's response with respect thereto. It is the Company's intention to make any necessary changes in filings beginning with the 2005 10-K once the Staff completes its review of our responses. Please note that we have incorporated into our second quarter 10-Q additional discussion as indicated in our response to the Staff's comment number 3 and 10.

Form 10-K for the fiscal year ended January 2, 2005

Item 2 - Properties, page 17

     1. Reference is made to the second paragraph on page 18. We note you disclose that in connection with disposition of the Livonia Fittings business to TriMas, you are subleasing the Livonia, Michigan facility to TriMas and remain responsible for payments to the lessor. In this regard, tell us how you have considered FIN No. 45 as it appears that you remain secondarily liable for the lease payments. Please clarify for us and in your notes to the financial statements how your accounting treatment with respect to the sublease arrangement complies with the guidance as outlined in paragraph 9 of FIN No. 45. Tell us, if any, the amount representing the fair value of the liability that you recognized within your financial statements as a result of the obligation to stand ready to perform and how fair value was determined. Also, please revise your notes to the financial statements in future filings to include the disclosures as required by paragraph 13 of the FIN No. 45. If you believe that your obligation under the sublease arrangement does not represent a guarantee which should be accounted for under FIN No. 45, please explain in detail the basis of this conclusion.

     Response: While the Company remains secondarily liable for this subleased property, this guarantee is deemed to meet the exception criteria for the initial recognition and initial measurement provisions as outlined in paragraph 7 of FIN 45. In addition, as the future payment of the lease obligation at the date of the sale of the facility to TriMas totaled approximately $1.1 million, the Company deemed any amount that would have been accrued as a guarantee related to this lease obligation to be immaterial. Consistent with paragraph 13 of FIN No. 45, our Item 2 - Properties disclosure will be modified in our 2005 10-K to indicate that no liability has been recognized in the financial statements for this contractual obligation as currently identified in the second paragraph on page 18 of the Company's 10-K. In addition we will cross-reference this disclosure to an expanded disclosure in our lease Note identifying the contractual sublease obligations by period for this and any other subleases for which the Company is secondarily liable for any property or equipment originally leased by the Company and subsequently sublet to another party.



Item 7 - Management's Discussion and Analysis, page 22

   Contractual Cash Obligation, page 43

     2. We note that your disclosure which indicates that you are contingently liable for future products warranty claims and that you provide extensive warranties to your customers; however, it does not appear that you have provided the disclosures as required by paragraph 14 of FIN No. 45. In this regard, please revise future filings to disclose your accounting policy and methodology used in determining your liability for product warranties and provide a reconciliation of the changes in your aggregate product warranty liability for the year.

     Response: Although we face large potential warranty claims to our customers for the products we manufacture, we have experienced no significant warranty claims in our past and thus have no noteworthy obligations to report in our contractual cash table. However, we do recognize that our product portfolio has become more complex and the market demands for warranty coverage have increased. We will continue to evaluate disclosures about our methodology and changes in our warranty obligations if these amounts become significant. In future filings beginning with the 2005 10-K, we will disclose our policy for accounting for warranties which is consistent with SFAS No. 5 as we record warranty liabilities that have become both reasonably probable and estimatable.

Quantitative and Qualitative Disclosures about Market Risk, page 48

     3. Please revise your discussion regarding your exposure to interest rate risk and to include all of the disclosures require by Item 305(a) of Regulation S-K (e.g. sensitivity analysis).

     Response: The Company will incorporate into the "Liquidity and Capital Resources" portion of its Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations information pertaining to its exposure to interest rate risk beginning with the second quarter 2005 10-Q. Specifically we will include disclosure stating our risk and the objectives and strategies utilized to manage this risk. Disclosure will also include the weighted average borrowing for the period presented; relative mix of floating interest rate and fixed interest rate debt, and the weighted average effective interest rate on our respective debt instruments; the impact to our financial statements of a hypothetical 25bps adverse movement in interest rates.

Consolidated Statements of Cash Flows, page 53

     4. We note that you recognized a loss on fixed assets of approximately $15 million for the fiscal year ended December 28, 2003; however, it appears that little, if any, information regarding the loss on fixed assets has been provided in your notes or MD&A section of your document. In this regards, please tell us and revise the notes to your financial statements and MD&A in future filings, where appropriate, to discuss in greater detail the facts and circumstances surrounding the loss on fixed assets of $15 million and explain where the amount has been classified in the statements of operations. Also, if the loss recognized was not included as a component of operating profit, revise future filings to reflect such losses as a component of operating profit. Refer to the requirements of paragraphs 25 and 45 of SFAS No. 144.

     Response: Responding first to the question as to whether these fixed asset losses were included as a component of operating profit. These losses were reflected as a component of operating profit as they were an element of the cost of goods sold as described in the MD&A discussion in our 2004 10-K (page 33 has a discussion of the $15 million loss in 2003 and page 27 has a reference to the $12 million decline in fixed asset losses in 2004 from the prior year). As such, we believe that the reader of the 2004 10-K has the information available within the MD&A discussion to appropriately identify where the amount has been classified in the statement of operations. Additional disclosure from our 2003 10-K of these fixed asset losses were made in our Item 7 MD&A discussion (page 26) and in Note 27 Interim and Other Supplemental Financial Data (Unaudited) (page 93).

     Regarding the circumstances that lead to our recognition of the $15 million fixed asset losses, we performed an analysis of all of our fixed assets to determine if any assets had become impaired or otherwise have become less valuable. This additional analysis resulted in the recognition of approximately $15 million of fixed assets losses in Q4 of 2003.

     The capital intensive processes of the Company are supported with approximately $700 million of net property and equipment at the end of fiscal year 2003. The loss of approximately $15 million is approximately 2% of the end of the year total net book value. Given the relative size of this loss, it was deemed that this did not warrant any discussion beyond the acknowledgement of its classification within the financial statements. Furthermore, these losses were not related to any single element of the business, but alternatively were experienced at various operations. As such, there was no additional discussion to provide within the footnotes that would be deemed meaningful to the readers of the financial statements in evaluating the financial performance or financial condition of the Company.


Note 6 - Equity Investments and Receivables in Affiliates, page 60

     5. Reference is made to the third paragraph on page 61. We note that you disclose 924,000 shares of TriMas stock was sold to Masco Corporation for $23 per share in November 2004. Please tell us and revise future filings to disclose how the value of the TriMas stock at $23 per share was determined and why you believe it appropriate. We may have further comment upon receipt of your response.

     Response: Because TriMas is not a publicly held corporation, no readily available stock price existed. Therefore, at the time of the sale of the TriMas stock, the Company's board of directors (including each disinterested director) utilized several materials to determine that it was receiving a fair price from Masco Corporation. These materials included discussions with TriMas operating personnel, review of and quarterly financial materials supplied by TriMas personnel, and a value range prepared by a third party financial advisor to TriMas, based upon comparable market values, that indicated a value range in the low to mid twenty dollar per share range. It should be noted that due to the Company's and Masco Corporation's pre-transaction significant ownership interest in TriMas, the Company and Masco Corporation are both entitled to significant confidential financial disclosure and access to TriMas' financial position, which includes access to monthly and quarterly financial statement detail. Based upon this financial information, the Company believes that the value of $23 per share is appropriate as the basis for the sale of the stock to Masco Corporation. The Company will incorporate a discussion of the basis for the stock price to be included in our 2005 10-K.

Note 6 - Equity Investments and Receivables in Affiliates, page 60

     6. In future filings, please revise the notes to your financial statements to include all of the disclosures required by paragraph 20 of APB 18 with respect to your various equity investments. These disclosures should include the name of each investee and the percentage interest held as of each balance sheet date presented.

     Response: The Company disclosed the name and the percentage interest held of each of its equity investees in the Liquidity and Capital Resources section of Item 7 of the MD&A discussion (page 39) and in Note 6 Equity Investments and Receivables in Affiliates (page 61) of the 2004 10-K. However, the Company acknowledges that its ownership percentage held by investment was not disclosed as of each of the balance sheet dates presented. Beginning with the 2005 10-K, the Company will revise its disclosures to incorporate the percentage interest held as of each balance sheet date.

Note 11 - Long-term Debt, page 65

     7. We note the disclosure in Note 11 indicating that as a result of the 2004 credit facility amendment, $1.2 million of the unamortized balance related to the 2003 credit facility amendment was expensed in 2004. Please tell us and clarify in Note 11 why $1.2 million of the unamortized debt issuance costs associated with the 2003 amendment were expensed in 2004 and explain how you calculated or determined the amount that was expensed as a result of the 2004 amendment.

     Response: In 2003 we amended our credit facility and as a result received three core benefits which were less restrictive financial covenants, a modification in our interest rate, and permission to make our acquisition of the New Castle operation. As these benefits were scheduled to last more than one year, we capitalized the fees associated with securing this amendment and planned to amortize the fees over the expected benefit period. However in

     2004 we determined that we needed to amend the credit facility again. As this new amendment superseded two of the three core benefits described above, we determined that it was necessary to expense two thirds of the $1.8 million (or approximately $1.2 million) of the unamortized balance related to the 2003 credit facility amendment.

     The remaining one-third unamortized portion related to the 2003 credit facility amendment was approximately $0.6 million as of January 2, 2005 and will be amortized through December 2009 which represents the termination date of the credit agreement. The $1.4 million of expenses related to the 2004 credit amendment were capitalized in 2004 and will also be amortized through December 2009.

     We will incorporate the additional disclosure of the methodology and rationale for expensing the 2003 credit amendment fees in fiscal 2004 with the 2005 10-K.

Note 14 - Derivative Financial Instruments, page 69

     8. Reference is made to the last paragraph of your footnote. We note that your disclosure indicates that your interest rate protection arrangements matured in February 2004 and as a result, you recorded a cumulative pre-tax non-cash gain of $6.6 million in your statements of operations for the fiscal year ended January 2, 2005. However, we also note that prior to their maturity, $6.6 million, net of tax was included in accumulated other comprehensive income as shown on your statements of shareholders' equity. In this regard, it is unclear why the pre-tax and net of tax amounts relating to the interest rate protection arrangements are the same. Please clarify and reconcile the amounts for us.

     Response: As reported in our 2002 Form 10-K, we incurred a $7.5 million pretax non cash loss on certain interest rate arrangements upon early retirement of term loans in June 2002. Two interest rate collars and two interest rate caps, which contributed $6.6 million of this loss, were immediately redesignated to hedge the new term loan entered into in June 2002. When designated at a hedge, these instruments were under water with a negative value of $6.6 million. Upon termination of the hedge in February 2004, this same $6.6 million came back through the income statement as a pre-tax gain on the maturity of the interest rate arrangements.

     As of December 28, 2003, the amount reflected in Accumulated Other Comprehensive Income related to these interest rate arrangements totaled $6.6 million (credit), including income tax effects. This amount represents approximately $3.8 million in mark-to-market adjustments, interest accruals of $1.7 million and income tax effects of $1.1 million. The amount related to income taxes reflects two components: the income tax effect of the change in the accrued liability account related to the fair value of the interest rate arrangements at December 28, 2003 of $1.7 million (debit) and the deferred tax liability related to the initial $7.5 million loss recognized on the 2002 tax return and due to reverse on the 2004 tax return of $2.8 million (credit). This deferred tax liability noted above should have been classified within liabilities rather than equity on the consolidated balance sheet. However the amounts were considered immaterial to the financial statements as of that date as the total represented less than 1% of net equity and had no impact on the net earnings for the Company. Effective with the expiration of the arrangements in 2004, the equity and liability accounts are properly stated with respect to these items.



Note 15 - Segment Information, page 69

     9. Since it appears that you allocate income taxes to your segments, please revise future filings to include a reconciliation of Adjusted EBITDA for your segments to the Company's income or loss before cumulative effect of a change in accounting principle. Refer to the requirements of paragraph 32b of SFAS No 131.

     Response: While the Company has previously made an allocation of income taxes to segments for purposes of providing additional information, segment performance is evaluated internally using Adjusted EBITDA. The Company does not routinely allocate other income/expense to the reporting segments; consequently a reconciliation to segment net income is not practicable on an ongoing basis. The Company currently provides a reconciliation of the Adjusted EBITDA performance to operating profit for each segment in our MD&A in the second quarter 2005 10-Q and reconciles total Company Adjusted EBITDA to operating profit in the segment footnote. Because the evaluation of our segment operating results is completed at the Adjusted EBITDA level by our chief decision maker, we will exclude future disclosure of income taxes by segment to alleviate confusion by the reader of the financial statements.

Note 16 - Acquisition, page 73

     10. We note that you completed the transaction with DaimlerChrysler which transferred full ownership of the New Castle Machining and Forge manufacturing operations to Metaldyne during the first quarter of fiscal 2004 and according to your disclosure, you exchange $215 million in consideration for DaimlerChrysler's interest in the joint venture. Further, we note the fair value of the net assets acquired in connection with DaimlerChrysler's interest in New Castle approximated $168 million. In this regard, please clarify for us and explain in your notes to the financial statements the reason(s) for the difference between the purchase price amount of $215 million and the net assets acquired of $168 million. Also, please explain why the fair value of the 10% senior subordinated notes and the Series A-1 preferred stock had a fair value less than their stated values at December 21, 2003. If the securities were valued at less that their stated values, please explain why. Additionally, for intangible assets subject to amortization, please revise future filings to disclose the weighted average amortization period, in total and by major intangible asset class.

     Response: As disclosed in Note 16 Acquisitions (pages 73 and 74) in the 2004 10-K, the Company acquired its ownership of New Castle in a two step transaction as set forth in the table below. The consideration provided to DaimlerChrysler consisted of $138.8 million in cash, $26.9 million (face value of $31.7 million) in 10% senior subordinated notes ("10% notes") and $55.3 million (face value of $64.5 million) of preferred stock. An additional $5 million related to fees incurred to close the transaction.

     As part of the consideration, DaimlerChrysler was provided with a 10% senior subordinated note with a face value of $31.7 million and preferred stock with a liquidation value of $64.5 million. The Company determined that the fair value of the 10% notes was based upon an estimated yield appropriate for the level of risk inherent in the notes. The 10% senior subordinated notes feature substantially the same terms and rank pari-passu in rights of payments as the Company's 11% senior subordinated notes which are registered and are traded from time to time. Based on the available information about the prices at which the 11% notes were being traded, the Company determined that the required rate of return on the 10% notes to be 13.1% resulting in a fair value of approximately $26.9 million (note that this was the rate of return on the Company's pari-passu debt). This review resulted in an estimated current value of approximately $4.8 million below the face value for the senior subordinated notes.

     The Company also determined that the fair value of the preferred stock was also based upon an estimated yield appropriate to the level of risk inherent in the preferred stock. An assessment of the credit worthiness of the Company was made as of the valuation date vis-a-vis an analysis of its financial ratios. In addition, the Company took into consideration the put option provided as part of the issuance of the stock which would allow the shares to be "put" back to the Company in the event of an equity offering triggering event. The Company determined the appropriate rate of return on the preferred stock to be between 15.5% and 15.7% resulting in a fair value of approximately $55.3 million.

     The table below summarizes the components of the $226 million consideration and then reconciles this amount to the $168 million of Net Assets Acquired

        Breakdown of Transaction:
        Initial investment                                           $20.0
        Cash investment:
        Equipment sale leaseback                                      58.0
        Cash funded from revolving credit facility                    60.8
        10% senior subordinated notes (net of discount
          of $4.8 million)                                            26.9
        Preferred Stock (net of discount of $9.2 million)             55.3
        Fees                                                           5.0
                                                                       ---
          Total Consideration                                       $226.0
                                                                    ======
        Sale leaseback proceeds                                     (58.0)
          Net Assets acquired                                       $168.0
                                                                    ======


     As part of the accounting for the New Castle transaction, the Company identified one intangible asset associated with the supply agreement signed with DaimlerChrysler. This agreement was valued based upon the future economic benefits to be realized by the Company with a remaining useful life determined based upon the period over which these economic benefits will be realized. The value assigned to the supply agreement totaled $32.9 million with a remaining useful life of 14 years. Due to the similarities of the New Castle business to the Company's business, no additional intangible assets were identified as part of the transaction.

     The Company disclosed the intangible asset identified in Note 16 Acquisitions (page 74) in the 2004 10-K. The Company identified this item "Intangible assets, customer contracts", but will further clarify our disclosure in the 2005 10-K to state "Intangible asset - customer contract" to specify the intangible asset identified in the transaction. Additionally, the Company disclosed the weighted average life of all acquired intangible assets in Note 8 Excess of Cost over Net Assets of Acquired Companies and Intangible Assets (page 63) in the 2004 10-K. The Company has revised its disclosure in the second quarter 2005 10Q report to properly state the weighted average life of the respective intangible assets.

     11. We note during fiscal 2003, you acquired a facility in Greensboro, North Carolina from Dana Corporation and in connection with the acquisition you also signed a seven year supply agreement with Dana covering all existing businesses at Greensboro. Please clarify for us whether this agreement was terminated in September 2004 as discussed on page 79 of your Form 10-K for the fiscal year ended December 28, 2003 as it is unclear based on the notes to your consolidated financial statements for the fiscal year ended January 2, 2005. If the agreement was terminated, tell us and revise future filings to discuss, where appropriate, the effect the terminated agreement had on the Company's financial statements and future results of operations to the extent the material. Also, tell us and clarify in the notes to your financial statements whether any portion of the purchase price for the Greensboro facility was allocated to the supply arrangement with Dana. If not, please explain why.

     Response: In connection with the purchase of certain assets to produce differential gears, the Company and Dana entered into a multi-year Supply Agreement for Differential Gears (the "Differential Gear Supply Agreement") dated May 15, 2003.

     On September 10, 2004, the Company provided notice to Dana of our intent to terminate the Differential Gear Supply Agreement dated May 15, 2003, as a result of Dana's breach of certain payment terms under that agreement. On November 12, 2004, the Company and Dana entered into a letter agreement, which satisfactorily resolved certain open commercial matters related to parts the Company supplies to Dana under the Differential Gear Supply Agreement. In connection with the November 12, 2004 commercial resolution between the Company and Dana, the Company provided notice on November 24, 2004 that it rescinded its notice of termination sent to Dana on September 10, 2004.

     As part of the Company's valuation of the Greensboro facility, it was determined that due to a lack of generating profits, any intangible assets identified were deemed to have a minor value to the Company. Therefore no value was allocated to any identified intangible assets. The Company will revise the 2005 10-K to provide clarification pertaining to the supply agreement signed with Dana.

     12. Please explain in further detail why "unamortized accretion" relative to the 10% senior subordinated notes resulted in recognition of $33.6 million of goodwill for tax purposes versus the $28.8 million of goodwill recognized for book purposes. As part of your response, please explain why there was unamortized accretion associated with the notes issued.

     Response: Please see the Company's response to item 10 for the determination of the fair value of the 10% senior subordinated notes and the preferred stock issued. To properly account for the difference between the fair value and face value of the 10% senior subordinated notes, the Company recorded an "unamortized accretion" amount to be ratably recognized over the life of the debt instruments in accordance with the interest method. The accretion is recognized as a component of interest expense and is reflected separately on the Statement of Cash Flows.

     In determining the tax basis of the New Castle transaction, the $4.8 million discount recorded on the 10% senior subordinated notes is not an allowable adjustment to arrive at the tax basis fair value of the transaction. Thus the tax basis fair value of the New Castle transaction exceeds the book basis fair value resulting in residual goodwill for tax purposes.

Note 20 - Supplementary Cash Flow Information, page 77

     13. Please tell us and clarify in the notes to your financial statements in future filings, why asset impairment losses associated with your Bedford Heights, Ohio and Rome, Georgia manufacturing facilities were recognized during both 2003 and 2004. Your response and your revised disclosures should explain how both the $4.9 million asset impairment charge recognized during 2003 and the $7.6 million charge recognized in 2004 were calculated or determined. Your response should also explain why the $4.9 million charge recognized during 2003 was not recognized until the fourth quarter of that fiscal period.

     Response: The asset impairment losses recorded in Q4 2003 and Q1 2004 actually represent two different events. In late 2003, the Company determined that it planned to discontinue the use of these two plants, either through shutdown or outright sale of the facilities. As such, the Company performed an impairment analysis of these assets and determined that a $4.9 million impairment charge was necessary. It should be noted that we prepared this impairment valuation in prior years. However due to the deteriorating financial performance of these two facilities, the decision was made in Q4 of 2003 to either close or sell these facilities.

     In early 2004, the Company was able to identify a buyer of these two facilities and obtained the necessary approval from its board of directors. Based upon the final agreed upon purchase price for these two plants, an additional $7.6 million charge was recognized as a loss on disposition of these two facilities. This additional charge consisted of the reacquisition and write-off of previously leased equipment used in both plants and the related deferred loss on sale leasebacks. Due to the approved sale, the equipment was required to be repurchased as part of our lease agreement. These assets were then evaluated as to transferability to other Metaldyne locations. Those assets not transferred were written off as part of the sale of the two facilities. Due to the timing of the final sale approval in Q1 of 2004, the recognition of the loss associated with these assets was not realized until the final purchase agreement was executed.

     The Company disclosed in Item 7 MD&A (page 28) in the 2004 10-K the basis for both of the $4.9 million asset impairment charge and the $7.6 million loss on disposition of manufacturing facilities. Additional reference was made to these charges in Note 18 Disposition of Businesses, Note 20 Supplementary Cash Flow Information and Note 26 Interim and Other Supplemental Financial Data (Unaudited). The Company will revise its disclosure of Note 17 Asset Impairments and Restructuring Related Integration Actions to incorporate the clarification of the methodology and rationale for the asset impairment charge of $4.9 million in the 2005 10-K report. However, we believe that the disclosure in Note 18 Disposition of Businesses (page 76) in the 2004 10-K adequately discusses the rationale and calculation of the loss on disposition of the Bedford Heights and Rome plants.

Note 23 - Income Taxes, page 80

     14. The amount of deferred and refundable income taxes at December 31, 2004 of $18,470 as reflected in your consolidated balance sheet does not agree to the amount disclosed in Note 23 of $12,920. In future filings please reconcile and revise these disclosures.

     Response: The difference reflected between the deferred and refundable income tax assets in the consolidated balance sheet and Note 23 Income Taxes (page 81) represents the refundable portion of income taxes due to the Company. The Company will reconcile and revise its disclosure of the respective tax components with its 2005 10-K report.

Note 26 - Interim and Other Supplemental Financial Data (Unaudited), page 87

     15. Please explain why the $15 million fixed asset disposal loss and the $20.7 million of equity in losses of affiliates were not recognized until the fourth quarter of fiscal 2003.

     Response: Please see the Company's response to Comment 4 for a discussion on the timing of the recognition of the $15 million fixed asset disposal losses. The $20.7 million equity in loss of affiliates arose due to our equity investments in TriMas Corporation and Saturn Corporation. In the fourth quarter of 2003, TriMas recognized a net loss of approximately $32.8 million and Saturn Corporation recognized a net loss of approximately $33.0 million both resulting from impairment charges related to intangible assets. Our procedure/policy is to recognize our ownership percentage of net income or loss for our affiliates in the same quarter as our affiliates recognize their net income or loss.

Schedule II - Valuation and Qualifying Accounts, page 108

     16. Please revise future filings to include inventory valuation and other qualifying valuation account(s) using the format prescribed in Rule 12-09 of Regulation S-X for each of the periods presented in your financial statements. Refer to Rule 5-04 of Regulation S-X.

     Response: The Company produces components for the automotive industry built to customer specifications. Our inventory build is based specifically upon customer forecasts; therefore we are not required to maintain large inventory reserves for possible obsolescence. We currently record provisions to reduce our inventory balances to a lower of cost or market basis. We therefore would not report these amounts as valuation accounts because the inventory is reflected on a cost basis.

     The Company will continue to evaluate all reserves recorded in light of the requirements of Rule 5-04 and 12-09. If we can identify the distinction between such requirements and the valuation accounts recorded to reflect the inventory on a cost basis, we will include these valuation amounts with our Schedule II disclosure beginning with our 2005 10-K.

     We believe that this has been responsive to your request for information. We would be pleased to assist you in any further way that you might require in connection with your review. You many contact me directly at 734-354-4029.

                                            Very truly yours,


                                            /s/ Jeffrey M. Stafeil
                                            -------------------------------
                                            Jeffrey M. Stafeil
                                            Executive Vice President and
                                            Chief Financial Officer

BY HAND & VIA EDGAR
Cc:      Timothy D. Leuliette
         Jonathan A. Schaffzin, Esq.
         Douglas S. Horowitz, Esq.
         Thomas M. Dono, Jr., Esq.
         Jean Yu